Filed Pursuant to Rule 253(g)(2)
File No. 024-10970

FUNDRISE GROWTH EREIT 2019, LLC

SUPPLEMENT NO. 4 DATED NOVEMBER 15, 2019
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT 2019, LLC (“we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 23, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisition

RSE V40 Controlled Subsidiary – Brentwood, MD

On November 8, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, V40 (the “RSE V40 Controlled Subsidiary”), for a purchase price of approximately $4,120,000, which is the initial stated value of our equity interest in the RSE V40 Controlled Subsidiary (the “RSE V40 Investment”). The RSE V40 Controlled Subsidiary used the proceeds to close on the acquisition of one, three-story building totaling approximately 60,000 square feet of gross rentable area on an approximately 32,000 square foot lot (the “V40 Property”). The property was delivered vacant and has the potential to be redeveloped to a mix of retail and office uses. The closing of both the RSE V40 Investment and the V40 Property occurred concurrently.

The RSE V40 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the RSE V40 Investment (the “RSE V40 Operative Agreements”), we have full authority for the management of the RSE V40 Controlled Subsidiary, including the V40 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the RSE V40 Investment, paid directly by the RSE V40 Controlled Subsidiary. No financing was used for the acquisition of the V40 Property.

The V40 Property is composed of one buildings and is located in the 20722 zip code of Brentwood, MD. As of November 8, 2019, the V40 Property was vacant. The initial business plan entails a light renovation to lease up the V40 Property to one or more industrial users while we explore larger redevelopment options.

The Brentwood neighborhood is located minutes from downtown Washington, DC and adjacent to the growing Route 1 corridor created by the University of Maryland, College Park. There has been recent investment in the area and we are expecting continued gentrification over the next seven to ten years. With high demand for affordable housing and new retail and office developments nearby, we believe this well-located investment should provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Exit Cap Rate (as NNN lease)	Projected Renovation Hard Costs	Projected Renovation Soft Costs	Projected Hold Period
V40	7.9% - 10.1%	6.5%	$1,900,000	$500,000	7 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT 2019, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.